                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                         SEAMAN FURNITURE COMPANY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   812163-30-1
                                 (CUSIP Number)

                              JEFFREY B. COBB, ESQ.
                              COBB & EISENBERG LLC
                               315 POST ROAD WEST
                               WESTPORT, CT 06881
                                 (203) 222-9560
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  JULY 8, 1997
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                                              Page 1 of 10 pages

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CUSIP NO. 812163-30-1                                         PAGE 2 OF 10 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Carl Marks Strategic Investments, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                                 (b) / /
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                       WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(E)                                        / /
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                            623,512 shares**
       SHARES            -------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY
        EACH                               -0-
      REPORTING          -------------------------------------------------------
       PERSON            9     SOLE DISPOSITIVE POWER

                                           623,512 shares**
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       623,512 shares**
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                   / /
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       13.7%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                       PN
--------------------------------------------------------------------------------

** Includes shares owned beneficially by other registered persons but omits certain shares owned by certain group members. See Item 5.

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CUSIP NO. 812163-30-1                                         PAGE 3 OF 10 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Carl Marks Strategic Investments II, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                       WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(E)                                        / /
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                            267,738 shares**
       SHARES            -------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY
        EACH                               -0-
      REPORTING          -------------------------------------------------------
       PERSON            9     SOLE DISPOSITIVE POWER

                                           267,738 shares**
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       267,738 shares**
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                   / /
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.9%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                       PN
--------------------------------------------------------------------------------

** Includes shares owned beneficially by other registered persons but omits certain shares owned by certain group members. See Item 5.

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CUSIP NO. 812163-30-1                                         PAGE 4 OF 10 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Carl Marks Management Company, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                       AF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(E)                                            / /
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                            891,250 shares**
       SHARES            -------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
        OWNED
         BY                                -0-
        EACH             -------------------------------------------------------
      REPORTING          9     SOLE DISPOSITIVE POWER
       AGENCY
                                           891,250 shares**
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       891,250 shares**
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       / /
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       19.6%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                       PN
--------------------------------------------------------------------------------

** Includes shares owned beneficially by other registered persons but omits certain shares owned by certain group members. See Item 5.

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CUSIP NO. 812163-30-1                                         PAGE 5 OF 10 PAGES
---------------------                                         ------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Andrew M. Boas
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                       AF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(E)                                            / /
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                            -0-
       SHARES            -------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
        OWNED
       BY EACH                             938,050 shares**
      REPORTING          -------------------------------------------------------
       PERSON            9     SOLE DISPOSITIVE POWER
        WITH
                                           -0-
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                           938,050 shares**
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       938,050 shares**
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       / /
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             20.7%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

** Includes shares owned beneficially by other registered persons but omits certain shares owned by certain group members. See Item 5.

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CUSIP NO. 812163-30-1                                         PAGE 6 OF 10 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Robert C. Ruocco
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                      (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                     AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)                                               / /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

    NUMBER OF                           -0-
      SHARES          ----------------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
      OWNED
        BY                              938,050 shares**
       EACH           ----------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
      AGENCY
                                        -0-
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                                        938,050 shares**
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     938,050 shares**
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     20.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                     IN
--------------------------------------------------------------------------------

** Includes shares owned beneficially by other registered persons but omits certain shares owned by certain group members. See Item 5.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 4 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Seaman Furniture Company, Inc., a Delaware corporation (the "Company").

         This Amendment to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). This Amendment further amends a Schedule 13D, dated April 22, 1993, as previously amended by Amendment No. 1, dated January 4, 1994, Amendment No. 2, dated May 18, 1994, and Amendment No. 3, dated June 14, 1996(the "Original Schedule 13D").

         Except as amended hereby, the responses in the Original Schedule 13D remain unchanged.


ITEM 2.  IDENTITY AND BACKGROUND

         (a) Whitman is no longer a general partner of the General Partner and an executive officer of the Manager. As Whitman accordingly may no longer be deemed to own beneficially the shares of Common Stock owned beneficially by the General Partner or the Manager, he has ceased to be a Reporting Person hereunder.


ITEM 4.  PURPOSE OF TRANSACTION

         As previously reported, the Reporting Persons continue to be among the largest shareholders of the Company. The Reporting Persons might be deemed to share in the control of the Company, although the existence of such control has been and continues to be disclaimed hereby. Also as previously reported, one of the Reporting Persons, Mr. Ruocco, is a director of the Company and as such may be deemed to participate, together with other members of the Board of Directors and management, in the control of the Company.

         The Reporting Persons, together with M.D. Sass Associates Inc. and affiliated entities and T. Rowe Price Associates Inc. and affiliated funds (collectively, the "Participating Funds") and members of senior management of the Company, including Alan Rosenberg, Steven Halper and Peter McGeogh (the "Participating Executives"), presented a proposal to the Company's Board of Directors on July 8, 1997 to acquire, through a merger transaction, the approximately 20% of the Company's outstanding Common Stock not already owned by the foregoing persons for $24.00 per share in cash (the "Merger Proposal"). The Merger Proposal is subject to certain conditions, including, among other things, approval by a special committee of the Company's Board of Directors, obtaining acceptable financing and the negotiation of a mutually acceptable merger agreement. Accordingly, there can be no assurance as to whether the proposed transaction will be consummated or as to the possible timing or terms thereof.

         The Reporting Persons, acting independently or in concert with other persons, may at any time acquire additional shares of Common Stock, or take other action with respect to the Company or any of its securities (including possible dispositions of shares of Common Stock) in any manner permitted by law. There can be no assurance as to whether any such transaction or action will be consummated or taken or as to the possible timing or terms thereof.

         Except for the Merger Proposal, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Schedule 13D. However, in his capacity as a director of the Company, Mr. Ruocco will necessarily consider proposals from time to time regarding the business and affairs of the Company, including matters of the nature referred to above. If any such matter is presented to the Board of Directors, Mr. Ruocco intends to act thereon in accordance with his judgment at the time.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, the Partnership owned beneficially 623,512 shares of Common Stock, constituting approximately 13.7% of the 4,537,041 outstanding shares. In its capacity as general partner of the Partnership, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas and Ruocco.

             As of the date hereof, Partnership II owned beneficially 267,738 shares of Common Stock, constituting approximately 5.9% of the outstanding shares. In its capacity as general partner of Partnership II, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas and Ruocco.

             As of the date hereof, the Account owned beneficially 46,800 shares of Common Stock, constituting approximately 1.0% of the outstanding shares, which shares may be deemed also owned beneficially by the Manager in its capacity as investment manager for the Account and, in their capacity as executive officers of the Manager, by Messrs. Boas and Ruocco.


         By reason of the foregoing (and ownership previously reported in the Original Schedule 13D), as of the date hereof the Reporting Persons owned beneficially the following respective aggregate amounts and approximate percentages of the outstanding shares of Common Stock:(i) the Partnership, 623,512 shares (13.7%); (ii) Partnership II, 267,738 shares (5.9%); (iii) the
General Partner, 891,250 shares (19.6%); and (iv) each of Messrs. Boas and Ruocco, 938,050 shares (20.7%).


         By reason of the Merger Proposal, the Reporting Persons may be deemed to be a "group", within the meaning of Rule 13d-5 under the Exchange Act, with the Participating Funds and the Participating Executives and therefore to share beneficial ownership, within the meaning of Rule 13d-1 under the Exchange Act, of the shares of Common Stock beneficially owned by such persons. To the knowledge of the Reporting Persons, based upon Schedule 13D or 13G filings (with respect to the Participating Funds) and information furnished by the Company (with respect to the Participating Executives), on the date hereof such persons beneficially owned the amounts of Common Stock respectively indicated below:

       Party(ies)                         No. of Shares
       ----------                         -------------
M.D. Sass Associates, Inc.                 1,726,361 shares
  And Affiliates

T. Rowe Price Associates, Inc.               967,900 shares
  And Affiliates

Participating Executives                     705,752 shares
                                           (including shares subject to
                                                 stock options)


The Reporting Persons disclaim the existence of a "group" with the foregoing persons with regard to any matter other than the Merger Proposal. This Schedule 13D is filed solely on behalf of the Reporting Persons and not with respect to any of the Participating Funds or Participating Executives.

         (c) By reason of the Merger Proposal, the Reporting Persons may be deemed to have acquired shared beneficial ownership of the shares of Common Stock owned by the Participating Funds and the Participating Executives on or about July 8, 1997. Except as aforesaid, there were no transactions in the Common Stock by any of the Reporting Persons during the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to Item 4 hereof for a description of the Merger Proposal involving the Reporting Persons. Pursuant to a letter agreement, certain of the Reporting Persons, together with the Participating Funds and Participating Executives, have retained Wheat First Butcher Singer as a financial advisor in connection with such Proposal.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 14, 1997


                           CARL MARKS STRATEGIC INVESTMENTS, L.P.
                           By: Carl Marks Management Company, L.P.,
                                 General Partner


                                 By:________________________________________
                                                      , a General Partner


                            CARL MARKS STRATEGIC INVESTMENTS II, L.P.
                             By: Carl Marks Management Company, L.P.,
                                 General Partner


                                 By:________________________________________
                                                      , a General Partner


                              CARL MARKS MANAGEMENT COMPANY, L.P.


                                 By:________________________________________
                                                      , a General Partner


                                 ________________________________________
                                              ANDREW M. BOAS


                                 ________________________________________
                                              ROBERT C. RUOCCO